2009 JUL 28 A 1:20

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

ORGANIZACION Ferreyros

Submission of: Other information

Lima, July 23th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

09046631

Dear Sirs:

Please find attached our Financial Statements as of June 30th, 2009, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

dlw 7/28

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS

Al 30 de junio del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008.

Moneda funcional y de presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

	30-06-09 Corriente S/. 000	30-06-09 Largo plazo S/. 000	31-12-08 Corriente S/. 000	31-12-08 Largo plazo S/. 000
Facturas y letras	368,765	40,317	357,641	56,385
Intereses diferidos	(10,822)	(4,198)	(12,143)	(6,494)
Provisión para cuentas de cobranza dudosa	(27,379)	-	(25,844)	-
	330,564	36,119	319,654	49,891

3) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

El saldo de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes :

	30-06-09 S/.000	31-12-08 S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	3,056	1,956
Cresko Sociedad Anónima	674	18
Orvisa Sociedad Anónima	391	1,802
Domingo Rodas Sociedad Anónima	121	-
Dépositos EFE Sociedad Anónima	73	504
Varias	35	163
	4,350	4,443
Diversas :		
Domingo Rodas Sociedad Anónima	7,993	5,487
Dépositos EFE Sociedad Anónima	1,056	431
Orvisa Sociedad Anónima	476	1,259
Megacaucho & Representaciones S.A.C.	170	1,078
Varias	48	411
Cresko Sociedad Anónima	-	1,587
	9,743	10,254
	14,093	**14,697**

	30-06-09 S/.000	31-12-08 S/.000
Por pagar vencimiento corriente		
Comerciales:		
Unimaq Sociedad Anónima	1,190	3,192
Orvisa Sociedad Anónima	441	818
Megacaucho & Representaciones S.A.C.	199	286
Fiansa Sociedad Anónima	175	248
Varias	35	76
	2,040	4,620
Diversas :		
Motorindustria Sociedad Anónima	903	941
Varias	-	852
	903	1,793
	2,943	**6,413**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

4) EXISTENCIAS

Este rubro comprende:

	30-06-09 S/.000	31-12-08 S/.000
Máquinas, motores y automotores	466,071	447,327
Repuestos	119,114	128,640
Servicios de taller en proceso	32,050	37,550
Existencias por recibir	22,714	211,851
	639,949	825,368
Provisión para desvalorización de existencias	(4,462)	(4,726)
	635,487	820,642

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-09 S/.000	30-06-08 S/.000
Saldo inicial	4,726	10,917
Adiciones del período	1,041	1,981
Transferencias a activo fijo	(169)	(1,040)
Aplicaciones por ventas	(1,136)	(1,406)
Otras aplicaciones	-	(4,946)
Saldo final	4,462	5,507

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Revaluación S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Costo -						
Terrenos	52,005		(9,508)	24,559		67,056
Edificios y otras construcciones	100,954	2,829			3,419	107,202
Instalaciones	4,483	241				4,724
Maquinaria y equipo	134,730	2,408	(2,454)		2,359	137,043
Maquinaria y equipo, flota de	0					0
alquiler	247,782	4,431			13,846	266,059
Unidades de transporte	4,414	133	(225)			4,322
Muebles y enseres	44,915	1,404	(9)		(10)	46,300
Trabajos en curso	4,505	9	(610)		(3,419)	485
	593,788	11,455	(12,806)	24,559	16,195	633,191

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Revaluación S/.000	Transfe-rencias S/.000	Saldos finales S/.000
Depreciación acumulada -						
Edificios y otras construcciones	31,890	1,520				33,410
Instalaciones	3,424	124				3,548
Maquinaria y equipo	95,076	5,082	(1,858)		(66)	98,234
Maquinaria y equipo, flota de alquiler	44,770	22,044			(7,165)	59,649
Unidades de transporte	3,801	101	(226)			3,676
Muebles y enseres	30,569	1,716			(6)	32,279
	209,530	30,587	(2,084)		(7,237)	230,796
Provisión para desvalorización	1,425				169	1,594
Costo neto	382,833					400,801

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	3,750	11,291	2,500	7,528	1,250	3,764
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	45,165	15,000	45,165		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	45,165			15,000	45,165
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	30,110			10,000	30,110
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	45,165			15,000	45,165
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	22,583			7,500	22,583
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	31,616			10,500	31,616
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	36,132			12,000	36,132
TOTALES			88,750	267,227	17,500	52,693	71,250	214,534

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/. 10.8 millones.

Las redención de bonos corporativos en el período son como sigue:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2009	625	1,882
Tercera emisión, Serie A, del primer programa	Abril del 2009	625	1,882
Cuarta emisión, Serie B, del primer programa	Febrero del 2009	10,000	30,110
TOTALES		11,250	33,874

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	832,564	82,770	40,962	32,800	989,096	825,597	144,883	21,608	30,000	1,022,088
Utilidad de operación	73,552	5,780	10,592	1,467	91,391	60,881	15,197	4,861	4,009	84,948
Principales activos: Cuentas por Cobrar	284,012	58,095	6,208	18,368	366,683	327,861	67,100	7,171	21,215	**423,347**
Existencias	501,463	103,256	7,720	23,048	635,487	391,723	65,698	6,597	15,286	479,304
Activos fijos	184,376	32,658	171,563	12,204	400,801	181,010	6,540	174,864	3,559	365,973

8) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 424´816,167 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas.

Resultados no realizados incluye excedente de revaluación por S/.15.8 millones correspondiente a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuadas por peritos independientes en el mes de mayo 2009, neto de su correspondiente impuesto

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

a la renta diferido. Los peritos independientes aplicaron el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones.

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.7 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.8 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 37.3 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 1.3 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.2 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.8 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de junio del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.4 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAU...
Contador General - Mat. 199...

a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 25.9 millones y US $ 14.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 5.5 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-09	30-06-08	30-06-09	30-06-08
Utilidad neta	S/.	38,073,617	11,886,758	68,245,358	53,170,732
Promedio ponderado de acciones comunes en circulación		424,717,778	424,717,778	424,717,778	424,717,778
Utilidad básica por acción	S/.	0.090	0.028	0.161	0.125

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

El promedio ponderado de acciones en circulación no incluye acciones recompradas por la compañía.

11) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 1991

	Trimestres terminados el:		Periodos terminados el:	
	30-06-09	30-06-08	30-06-09	30-06-08
	S/.000	S/.000	S/.000	S/.000
Ventas netas	4,115	10,060	12,502	20,781
Utilidad en ventas	252	896	1,546	1,613

12) TRANSACCIONES CON VINCULADAS

Las transacciones del período con subsidiarias se resumen como sigue:

	30-06-09	30-06-08
	S/. 000	**S/. 000**
Venta de bienes :		
Unimaq Sociedad Anónima	7,071	10,567
Orvisa Sociedad Anónima	4,421	9,867
Cresko Sociedad Anónima	570	19
Otras	54	12
	12,116	20,465
Venta de servicios :		
Unimaq Sociedad Anónima	304	151
Otras	82	165
	386	316
Total ventas de bienes y servicios	**12,502**	**20,781**

	30-06-09	30-06-08
	S/. 000	**S/. 000**
Compras de bienes :		
Unimaq Sociedad Anónima	6,600	15,550
Mega Caucho & Representaciones SAC	1,556	1,266
Orvisa Sociedad Anónima	886	845
Fiansa Sociedad Anónima	856	3,560
Otras		50
	9,898	21,271
Compra de servicios :		
Depósitos Efe Sociedad Anónima	394	145
Orvisa Sociedad Anónima	138	216
Unimaq Sociedad Anónima	124	154
Fiansa Sociedad Anónima	0	234
Otras	82	375
	738	1,124
Total compras de bienes y servicios	**10,636**	**22,395**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

13) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-09 S/.000	30-06-08 S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	47,846	86,166
Transferencias de inmuebles, maquinarias y equipo a existencias	24,413	65,509

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QU
Contador General Mat 1997b

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2009 al 30 de Junio de 2009	Del 1 de Enero de 2008 al 30 de Junio de 2008
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de Bienes o Servicios (Ingresos Operacionales)		1,163,590	1,063,063
3D0110	Honorarios y Comisiones		0	0
3D0103	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		7,909	6,458
3D0111	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros Cobros de Efectivo Relativos a la Actividad		11,261	10,898
	Menos pagos (salidas) por:			
3D0109	Proveedores de Bienes y Servicios		(680,936)	(1,016,496)
3D0105	Remuneraciones y Beneficios Sociales		(104,552)	(94,646)
3D0106	Tributos		(69,272)	(58,007)
3D0107	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de Efectivo Relativos a la Actividad		(6,640)	(11,870)
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**321,360**	**(100,600)**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a Partes Relacionadas		0	0
3D0218	Venta de Subsidiarias y otras Unidades de Negocios		0	0
3D0201	Venta de Inversiones Financieras		0	0
3D0213	Venta de Inversiones Inmobiliarias		0	0
3D0202	Venta de Inmuebles, Maquinaria y Equipo		13,937	709
3D0203	Venta de Activos Intangibles		0	0
3D0210	Intereses y Rendimientos		0	0
3D0211	Dividendos		0	2,356
3D0204	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0212	Prestamos a Partes Relacionadas		0	(8,756)
3D0219	Compra de Subsidiarias y otras Unidades de Negocios		0	0
3D0205	Compra de Inversiones Financieras		(1,744)	(7,744)
3D0214	Compra de Inversiones Inmobiliarias		0	0
3D0206	Compra de Inmuebles, Maquinaria y Equipo		(4,451)	(10,093)
3D0215	Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(2,573)	(2,535)
3D0207	Compra y desarrollo de Activos Intangibles		(930)	(179)
3D0208	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**4,239**	**(26,242)**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de Sobregiros Bancarios		535	(523)
3D0308	Emisión y aceptación de Obligaciones Financieras		203,424	540,010
3D0301	Emisión de Acciones o Nuevos Aportes		0	0
3D0309	Venta de Acciones Propias (Acciones en Tesorería)		0	0
3D0303	Otros Cobros de Efectivo Relativos a la Actividad		0	0
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de Sobregiros Bancarios		0	0
3D0315	Amortización o pago de Obligaciones Financieras		(481,428)	(318,593)
3D0310	Recompra de Acciones Propias (Acciones en Tesorería)		0	0
3D0311	Intereses y Rendimientos		(44,709)	(21,743)
3D0305	Dividendos Pagados		(20,762)	(40,274)
3D0306	Otros Pagos de Efectivo Relativos a la Actividad		0	0
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación**		**(342,940)**	**158,877**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**(17,341)**	**32,035**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		65,876	28,182
3D0404	Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**48,535**	**60,217**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 1881

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2009 al 30 de Junio de 2009	Del 1 de Enero de 2008 al 30 de Junio de 2008
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) Neta del Ejercicio		68,245	53,171
	Más :			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Estimación de Cuentas de Cobranza Dudosa		3,510	2,321
3D0610	Desvalorización de Existencias		1,041	1,981
3D0623	Fluctuación del Valor de Activos Biológicos		0	0
3D0602	Depreciación y Deterioro de Valor del Ejercicio		30,587	18,902
3D0614	Amortización de Activos Intangibles		303	59
3D0616	Amortización de Otros Activos		0	0
3D0604	Provisiones		31,493	25,467
3D0606	Pérdida en Venta de Inversiones Financieras		0	0
3D0624	Pérdida por Instrumentos Financieros Derivados		0	0
3D0617	Pérdida en Venta de Inversiones Inmobiliarias		0	0
3D0605	Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
3D0618	Pérdida en Venta de Activos Intangibles		0	0
3D0611	Gastos Financieros		42,665	24,147
3D0619	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
3D0620	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0608	Otros		1,958	0
	Menos:			
	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0625	Fluctuación del Valor de Activos Biológicos		0	0
3D0703	Utilidad en Venta de Inversiones Financieras		0	0
3D0626	Ganancia por Instrumentos Financieros Derivados		0	0
3D0706	Utilidad en Venta de Inversiones Inmobiliarias		0	0
3D0702	Utilidad en Venta de Inmuebles, Maquinaria y Equipo		(3,215)	(293)
3D0707	Utilidad en Venta de Activos Intangibles		0	0
3D0712	Ingresos Financieros		0	0
3D0709	Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(10,894)	(10,363)
3D0708	Impuesto a la Renta y Participación de los Trabajadores		(2,466)	489
3D0711	Otros		(1,136)	(1,406)
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		(649)	(139,955)
3D0802	(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		604	(16,594)
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		12,494	1,838
3D0804	(Aumento) Disminución en Existencias		180,820	(37,773)
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
3D0805	(Aumento) Disminución en Gastos Contratados por Anticipado		(2,791)	(3,360)
3D0818	(Aumento) Disminución de Otros Activos		(627)	(121)
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		31,948	69,695
3D0807	Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas		(3,470)	3,287
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		7,006	(13,403)
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		(66,066)	(78,689)
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0827	Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
	Cobros por:			
3D0820	Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
3D0821	Dividendos (no incluidos en la Actividad de Inversión)		0	0
3D0822	Diferencia de Cambio		0	0
	Pagos por:			
3D0823	Impuesto a la Renta y Participación de los Trabajadores		0	0
3D0824	Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
3D0825	Provisiones		0	0
3D0826	Diferencia de Cambio		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		**321,360**	**(100,600)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA O.
Contador General - Mat. 1

FERREYROS S.A.A

Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Junio	Al 31 de Diciembre
Total Activo IGUAL a:	1,690,053	1,877,934
- Total Pasivo+Patrimonio	1,690,053	1,877,934
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2009	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2008	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	989,096		1,022,088	
Otros Ingresos Operacionales	263		299	
Ingresos Financieros	47,063		15,308	
Otros Ingresos	1,785		2,370	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	(770,964)		(825,047)	
Otros Costos Operacionales	0		0	
Gastos de Administración	(46,136)		(42,124)	
Otros Gastos	0		0	
Gastos de Ventas	(82,653)		(72,638)	
Gastos Financieros	(42,665)		(30,617)	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	415,449	0	(113)	9,970	31,761	0	80,445	0
Saldos del Balance General del periodo anterior	415,449	0	(113)	9,970	31,761	0	80,445	0
Consistencia :==>								
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	467,190	0	(113)	25,879	39,805	0	68,245	0
Saldos del Balance General del periodo actual	467,190	0	(113)	25,879	39,805	0	68,245	0
Consistencia :==>								

	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2008
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	68,245	53,171
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	68,245	53,171
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual IGUAL a:	65,876
El saldo de efectivo y equivalente de efectivo del Balance General comparativo	65,876
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	48,535
El saldo de efectivo y equivalente de efectivo del Balance General actual	48,535
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2009 al 30 de Junio de 2009	Del 1 de Enero de 2008 al 30 de Junio de 2008
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	68,245	53,171
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	68,245	53,171
Consistencia :==>		
	Del 1 de Enero de 2009 al 30 de Junio de 2009	Del 1 de Enero de 2008 al 30 de Junio de 2008
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	321,360	(100,600)
de Efectivo Provenientes de Actividades de Operación	321,360	(100,600)
Consistencia :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Lima, 23 de julio de 2009

Ferreyros

Reporta
Informe de gerencia





Segundo trimestre Año 2009

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257
pgastelu@ferreyros.com.pe

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627
famorrortu@ferreyros.com.pe

PERFIL DE LA EMPRESA

La actividad principal de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial de personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecua la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong y Atlas Copco las cuales se encuentran orientadas a distintos sectores económicos.

RESULTADO DEL TRIMESTRE

En el segundo trimestre del año, las ventas ascendieron a S/. 497 millones, ligeramente inferiores a las del 2T 2008 que fueron de S/. 507 millones, pero superiores a las del 1T 2009 las que ascendieron a S/. 487 millones. La utilidad en ventas del 2T 2009 ascendió a S/. 91.3 millones lo que representa una disminución de 17.9% en comparación con el mismo período del año anterior. En términos porcentuales, el margen bruto del 2T 2009 es menor al del 2T 2008 (18.4% en el 2T 2009; 21.9% en el 2T 2008). Esta disminución en el margen bruto se debe en parte a la variación en el tipo de cambio. En el 2T 2009 hubo una apreciación del sol respecto al dólar de 4.72%, razón por la cual las ventas se realizaron a tipos de cambios menores a los que se utilizaron para registrar el costo de adquisición de los inventarios vendidos en el 2T 2009, cuando fueron adquiridos en meses anteriores. Sin embargo, esta disminución en la utilidad bruta fue compensada con creces con la utilidad en cambio resultante del ajuste de las obligaciones en dólares, las cuales corresponden en su mayor parte a compras de inventario. Adicionalmente, el margen bruto promedio fue menor al de trimestres anteriores por la variación en la composición de la venta, ya que en el trimestre se realizaron importantes ventas de equipos mineros.

La utilidad neta del 2T 2009 ascendió a S/. 38.1 millones en comparación con S/. 11.9 millones del mismo período del año anterior, lo cual equivale a un incremento del 220.3%, frente a una utilidad de S/.30.2 millones del primer trimestre del año, lo cual representa un incremento de 26%. El buen resultado del 2T 2009, se debe, a la confluencia de una serie de factores. Entre ellos, haber alcanzado un buen volumen de ventas, del orden de los S/. 500 millones, una reducción en los gastos de operación comparados con los del primer trimestre, la disminución de los gastos financieros frente a los del primer trimestre, gracias a una reducción de la deuda y adicionalmente a una importante utilidad en cambio de S/. 40.4 millones mostrada en la partida diferencia en cambio. Esta utilidad en cambio en gran medida compensa la perdida en cambio registrada anteriormente y que había generado un desfase entre el tipo de cambio al que se habían ajustado los pasivos al 30 de marzo y el tipo de cambio al que

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

estaban registrados los inventarios a la misma fecha.

Con los ajustes que se realizan periódicamente a los activos y pasivos monetarios a los nuevos tipos de cambio, el inventario al cierre del 2T 2009 esta registrado a un tipo de cambio promedio S/. 3.039, frente a un tipo de cambio de S/. 3.011, vigente al 30-06-09, existiendo por lo tanto la posibilidad que en los próximos meses algunos inventarios pudieran facturarse a un tipo de cambio menor a aquel al que fueron adquiridos. Dicho diferencial entre ambos tipos de cambio, afectaría la utilidad bruta de meses futuros en un monto estimado de S/. 5.8 millones.

De acuerdo a lo que establecen las NIIF, en el caso de la Compañía, los inventarios y la flota de alquiler, que se transan en dólares en el mercado, deben ser registrados en su equivalente en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra en el pasivo y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

GESTION COMERCIAL

Como ya hemos mencionado, las ventas del 2T 2009 ascendieron a S/. 497 millones, en comparación con S/. 507 millones, obtenidos en el mismo período del año anterior, lo cual representa una reducción de 2%. (ver explicación de esta variación en la página 3, sección "Ventas Netas").

Las ventas para Ferreyros en el primer semestre del año ascendieron a US$ 320 millones y las ventas consolidadas de Ferreyros y sus subsidiarias, aproximadamente, US$ 384 millones

Entre las principales líneas de venta que destacaron en este período tenemos las de máquinas Caterpillar, cuyas ventas en el 2T 2009 ascendieron a S/. 234.1 millones en comparación con las del 2T 2008, que ascendieron a S/. 194.4 millones, lo que significa un incremento de 20.4%.

Otra línea de venta que también destaca en el período fue alquiler de equipos, con un crecimiento de 131.7% en relación con las del mismo período del año anterior.

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2008 el 83% del total de las ventas de Ferreyros, y han alcanzado el 88% de las mismas durante los primeros 6 meses del año 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotriz
8%
Agrícola
4%
Caterpillar
88%

En cuanto a la distribución de las ventas por sectores económicos, se debe destacar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 59% y 19%, respectivamente, en el total de ventas del 2T 2009.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros: Participación sectorial en las ventas - 2T 2009
(En porcentajes)


Transporte 2%
Pesca 2%
Industria 1%
Comercio 3%
Agricultura 1%
Construccion 19%
Hidrocarburo 2%
Gobierno 4%
Serv Equipos 5%
Minería 59%
Otros 3%

HECHOS DESTACADOS EN EL TRIMESTRE

La División Soporte al Producto de Ferreyros recibió el certificado ISO 9001 - 2000 en sus servicios de análisis de fallas, en las calibraciones de longitud, presión y torque de sus herramientas, en el análisis de fluidos, en el mantenimiento de los equipos y herramientas de uso interno, así como en las tareas administrativas de sus talleres. Mediante esta certificación, Ferreyros garantiza que los mencionados servicios, claves en las labores de reparación de máquinas y de monitoreo y diagnóstico preventivo, se desarrollan con estándares de calidad de clase mundial.

Ferreyros presentó en junio del 2009 las renovadas instalaciones de su sucursal en Trujillo, tras un proceso de ampliación y remodelación que demandó una inversión de US$ 1,8 millones. Con un área de 6,500 m^2, la sucursal Trujillo exhibe diversas mejoras en su infraestructura: entre ellas se encuentra la ampliación en un 30% del taller de servicios, con más de 3,000 m^2, la expansión del almacén de repuestos y la construcción de nuevas oficinas comerciales y administrativas. De esta manera, la empresa busca optimizar su atención a los clientes de la región.

La Bolsa de Valores de Lima incorporó a Ferreyros en el Índice de Buen Gobierno Corporativo, que estará vigente a partir del 1° de julio del 2009, este Índice agrupa a las nueve compañías con mejores prácticas de gobierno corporativo en el Perú. Desde su lanzamiento, este indicador ha mostrado una menor volatilidad que el resto de los índices de la Bolsa de Lima, demostrando con ello que las empresas que lo integran tienen elementos que generan en los inversionistas una percepción de mayor estabilidad y menor riesgo.

Por segundo año consecutivo, Ferreyros recibió el Premio Excelencia en la Prevención de Riesgos Laborales, otorgado por Rímac Seguros, en reconocimiento a su eficiente gestión en este ámbito y en el de la salud ocupacional. Cabe destacar que es la única compañía comercializadora de bienes de capital que obtuvo este galardón. Ferreyros y otras empresas ganadoras del premio participaron de una pasantía en Santiago de Chile, durante la cual apreciaron las buenas prácticas de seguridad y salud ocupacional que se aplican en diferentes operaciones en el país del sur.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al segundo trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 2T 2009 ascendieron a S/. 496.5 millones, en comparación con S/. 506.6 millones del mismo periodo del año anterior, lo que

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

equivale a una disminución de 2%, que
explica por lo siguiente:

Las ventas de máquinas, motores, equi
y vehículos (productos principales), ta
nuevos como usados, tuvieron
disminución de 7.3% con respecto a
del 2T 2008 (S/. 279.1 millones en el
2009; S/. 301.2 millones en el 2T 20
debido a lo siguiente:

- Incremento de 20.4% en la venta equipos *Caterpillar* (S/. 234.1 millo en el 2T 2009; S/. 194.4 millones el 2T 2008), debido a la venta de camiones mineros, por US$ 20.4 millones, a una empresa de la gran minería, para la explotación del proyecto minero Tía María.

- Disminución en la venta de equipos agrícolas de 41.4% (S/. 9.1 millones en el 2T 2009; S/. 15.5 millones en el 2T 2008), explicado por una -caída significativa del mercado agro-exportador.

- Disminución de 67.6% en las ventas de la línea automotriz (S/. 26.8 millones en el 2T 2009; S/. 82.8 millones en el 2T 2008), debido a la contracción del mercado automotriz, como consecuencia de la disminución en la demanda de este sector, y del endurecimiento del crédito bancario, como consecuencia de la crisis financiera internacional.

- Incremento de 6.4% en las ventas de unidades usadas (S/. 9.1 millones en el 2T 2009; S/. 8.6 millones en el 2T 2008), debido, a un aumento en la venta de unidades de la ex-flota de alquiler.

Las ventas de repuestos y servicios mostraron en el 2T 2009 un ligero incremento de 0.7% en comparación con las del mismo período del año anterior (S/. 198.6 millones en el 2T 2009; S/.197.2 millones en el 2T 2008).

Ventas - Repuestos y Servicios
(en S/. millones)


593.4
599.1
718.2
358.1
401.0
2006
2007
2008
Ene-Jun 2008
Ene-Jun 2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 2T 2009 fueron superiores en 131.7% a las del mismo período del año anterior (S/. 18.8 millones el 2T 2009; S/. 8.1 millones en el 2T 2008) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, la mayoría de los cuales ha postergado la adquisición de equipos nuevos hasta que mejore la situación económica del país, lo cual podría ocurrir a partir del segundo semestre del presente año.

UTILIDAD EN VENTAS

La utilidad en ventas del 2T 2009 ascendió a S/. 91.3 millones, en comparación con S/. 111.2 millones del mismo período del año anterior, es decir, una disminución de 17.9%, frente al 2.0% de disminución en las ventas. En términos porcentuales, el margen bruto del 2T 2009 es menor al del mismo período del año anterior (18.4% en el 2T 2009; 21.9% en el 2T 2008). La disminución en el margen bruto porcentual se debe a una disminución en el tipo de cambio, lo cual generó una reducción importante en los precios de venta en soles.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron a S/. 64.3 millones en el 2T 2009, en comparación con S/. 58.4 millones del mismo período del año

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

anterior, esto es, un incremento de 10.1%. Sin embargo, fueron menores a los gastos del 1T 2009, de S/. 64.5 millones. Los principales componentes del incremento de gastos respecto al año anterior fueron:

- Contratación de personal técnico para atender la demanda de servicios de mantenimiento y reparación del importante parque de maquinas y equipos vendidos por la Compañía en años anteriores.

- Aumento de los gastos de almacenaje debido al crecimiento del inventario de productos principales (ver la explicación de la variación de existencias en la página 6).

- Aumento en la provisión para gastos de garantía como consecuencia del importante crecimiento de las ventas de productos principales efectuadas en años anteriores y en consecuencia del parque de máquinas a atender.

En el 2T 2009 los gastos de venta y administración representaron el 12.9% de las ventas netas frente a 11.5% del mismo período del año anterior, sin embargo, son menores a los registrado en el 1T de este año (13.2%).

OTROS INGRESOS (EGRESOS)

En el segundo trimestre del 2009 se registró en este rubro un egreso neto de S/. 0.5 millones en comparación con un ingreso neto de S/. 1.6 millones del mismo período del año anterior. En el segundo trimestre del 2009, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.1 millones por comisión de colocación de créditos; iii) un ingreso por S/. 0.9 millones por ventas de activos fijos operacionales; iv) un egreso por provisión de fluctuación de valores por S/. 1.4 millones y v) otros egresos netos por S/. 0.3 millones. En el segundo trimestre de 2008, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.4 millones por comisión de colocación de créditos; iii) un ingreso de S/. 0.6 millones por ventas de activos fijos operacionales; e iv) ingresos diversos por S/. 0.4 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del segundo trimestre de 2009 ascendieron a S/. 5.3 millones en comparación con S/. 7.9 millones del mismo período del año anterior, lo que representa una disminución de 32.3%, que se explica, principalmente, por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos, A partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 20.7 millones en el segundo trimestre de 2009 en comparación con S/.12.9 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 324.7 millones en el pasivo promedio sujeto a pago de intereses (S/. 1,056.3 millones en el 2T 2009; S/. 731.6 millones en el 2T 2008). Dicho crecimiento se debe, básicamente, al aumento de las obligaciones para financiar los incrementos en cuentas por cobrar a corto plazo, inventarios y flota de alquiler. de un año frente a otro. Sin embargo, el gasto financiero del 2T 2009 es menor a S/. 21.9 millones del registrados en el 1T 2009. Como se ha explicado en reportes anteriores, a lo largo del 2008 y hasta febrero de este año, la compañía aumentó su volumen de compras de maquinaria y equipos para asegurar el abastecimiento al mercado local, frente a la gran demanda mundial que enfrentaron los fabricantes

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

el año pasado y que ponían en riesgo la disponibilidad de stocks en Perú. Es por ello que el pasivo promedio del 3T 2008, 4T 2008, 1T 2009 y 2T 2009, fueron mayores a los registrados anteriormente con el consecuente mayor gasto financiero. Sin embargo, se advierte una tendencia decreciente tanto en los niveles de pasivos como de gastos financieros en los últimos 4 meses del año en curso.

Adicionalmente, parte del incremento de los gastos financieros se debe a un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés no ha afectado sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADA

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 7.1 millones en el 2T 2009, en comparación con S/. 4.8 millones registrados en el mismo período del año anterior, un incremento de 48.9%, explicado, principalmente, por una mayor utilidad registrada por una subsidiaria dedicada, principalmente, a la venta y alquiler de equipos Caterpillar ligeros.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 2T 2009 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 40.4 millones en comparación con una pérdida en cambio de S/. 36.2 millones en el 2T 2008. La utilidad en cambio del 2T 2009 se explica por una apreciación del sol frente al dólar americano de 4.7%. La pérdida en cambio del 2T 2008 se debe a una devaluación del sol en relación al dólar americano de 7.9%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda. (ver comentarios al respecto en la página 1, sección "Resultado del Trimestre")

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del segundo trimestre de 2009 ascendió a S/. 38.1 millones en comparación con una utilidad neta S/. 11.9 millones del mismo período del año anterior. El buen resultado del 2T 2009, se debe a la participación de varios factores, entre ellos, haber alcanzado un buen volumen de ventas, del orden de los S/. 500 millones, una reducción en los gastos de operación comparados con los del primer trimestre, una disminución de los gastos financieros frente a los del primer trimestre, gracias a una reducción de la deuda, y adicionalmente, una importante utilidad en cambio de S/. 40.4 millones mostrada en la partida diferencia en cambio. Si se compara con el 2T 2008, la mayor utilidad del 2T del 2009 incluye un importante aumento en la utilidad en cambio y en la utilidad de subsidiarias y asociada.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de junio de 2009 ascendió a S/. 144.4 millones frente a S/. 129.5 millones del mismo período del año anterior, lo cual representa un incremento de 11.5%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 30 de junio de 2009, el total de activos ascendió a S/. 1,690.1 millones en comparación con S/. 1,547.2 millones al 30 de junio de 2008, lo que representa un incremento neto de S/. 142.9 millones (9.2%). Sin embargo, cabe destacar, la disminución respecto a los S/. 1,936.1 millones de marzo 2009 y S/. 1,877.9 millones de diciembre 2008. Las principales variaciones de las cuentas del activo

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

que explican este aumento son las siguientes:

a) Aumento neto de Existencias por S/. 156.2 millones debido a compras efectuadas en el año 2008 para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Así, la empresa adelantó compras para poder contar con los inventarios que serían requeridos a lo largo del año, para satisfacer a sus clientes con entregas inmediatas.

   Es importante mencionar que en el primer semestre del 2009 las existencias han disminuido de S/. 820.6 millones al 31-12-08 a S/. 635.5 millones al 30-06-09 (-22.6%). Esta reducción debe continuar en el segundo semestre del 2009, hasta alcanzar al cierre del año el nivel óptimo del inventario, el cual debe ser suficiente para atender 3 meses de venta.

b) Aumento neto del Activo Fijo por S/. 34.8 millones, que se explica por lo siguiente:

   i) Un aumento de S/. 62.7 millones por compras de equipos para la flota de alquiler
   ii) Un aumento de S/. 19.3 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros).
   iii) Un incremento de S/. 24.6 millones por revaluación voluntaria de los terrenos de la Compañía.
   iv) Una reducción de S/. 60.8 millones por aumento en la depreciación acumulada.
   v) Una disminución de S/. 12.3 millones por ventas de activo fijo.
   vi) Otros incrementos de S/. 1.3 millones

c) Incremento de Inversiones en Valores por S/. 37.2 millones, debido a lo siguiente:

   i) Un aumento de S/. 14.0 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial.
   ii) Un aumento de S/. 20.3 millones por aportes de capital a las subsidiarias Cresko y Depósitos Efe.
   iii) Otros incrementos por S/. 2.9 millones

PASIVOS

Al 30 de junio de 2009, el total de pasivos ascendió a S/. 1,085.0 millones en comparación con S/. 1,031.0 millones al 30 de junio de 2008, lo que equivale a un incremento de S/. 54.0 millones (5%). Si se compara con diciembre 2008 y marzo 2009, los pasivos han decrecido en S/. 300.4 millones y S/. 249.2 millones, respectivamente.

La conformación de las obligaciones de la empresa al 30 de junio del 2009 se muestra en el anexo 4.



Pasivos
(en millones de US$)
265
181
351
235
347
276
333
242
425
353
438
378
360
305
Dic-07 Mar-08 Jun-08 Sep-08 Dic-08 Mar-09 Jun-09
Total Pasivo
Pasivo Financiero

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2009 es de 1.59, superior al ratio corriente de 1.39 al 30 de junio de 2008.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

El ratio de endeudamiento financiero al 30 de junio de 2009 es 1.45 en comparación con 1.48 al 30 de junio de 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 30 de junio de 2009 es 1.81 en comparación con 2.02 al 30 de junio del 2008.



3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.60
1.93
2.02
1.83
2.48
2.54
1.81
1.51
1.39
1.39
1.63
1.43
1.48
1.59
Dic-07 Mar-08 Jun-08 Sep-08 Dic-08 Mar-09 Jun-09
RATIO ENDEUDAMIENTO TOTAL
RATIO CORRIENTE

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	2T 09	%	1T 09	%	2T 08	%	2T 09/ 1T 09 %	2T 09/ 2T 08 %	Acumulado al 30-06-09	%	Acumulado al 30-06-08	%	Var %
Ventas Netas	496,516	100.0	487,394	100.0	506,590	100.0	1.9	(2.0)	983,910	100.0	1,020,666	100.0	(3.6)
Costo de Ventas	(405,196)	(81.6)	(360,319)	(73.9)	(395,401)	(78.1)	12.5	2.5	(765,515)	(77.8)	(823,326)	(80.7)	(7.0)
Utilidad en ventas	**91,320**	**18.4**	**127,075**	**26.1**	**111,189**	**21.9**	**(28.1)**	**(17.9)**	**218,395**	**22.2**	**197,340**	**19.3**	**10.7**
Gastos de Venta y Administración	(64,277)	(12.9)	(64,511)	(13.2)	(58,361)	(11.5)	(0.4)	10.1	(128,788)	(13.1)	(114,762)	(11.2)	12.2
Otros Ingresos (Egresos), neto	(489)	(0.1)	2,274	0.5	1,560	0.3	(121.5)	131.3	1,785	0.2	2,370	0.2	(24.7)
Utilidad en operaciones	**26,554**	**5.3**	**64,838**	**13.3**	**54,388**	**10.7**	**(59.0)**	**(51.2)**	**91,392**	**9.3**	**84,948**	**8.3**	**7.6**
Ingresos Financieros	5,343	1.1	5,902	1.2	7,898	1.6	(9.5)	(32.3)	11,246	1.1	15,308	1.5	(26.5)
Utilidad (pérdida) en cambio	40,402	8.1	(4,584)	(0.9)	(36,220)	(7.1)	(981.3)		35,817	3.6	(6,470)	(0.6)	(653.6)
Gastos Financieros	(20,700)	(4.2)	(21,964)	(4.5)	(12,955)	(2.6)	(5.8)	59.8	(42,665)	(4.3)	(24,147)	(2.4)	76.7
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	7,146	1.4	3,748	0.8	4,800	0.9	90.7	48.9	10,894	1.1	10,363	1.0	5.1
Utilidad antes de Participaciones e Impuesto a la Renta	**58,744**	**11.8**	**47,940**	**9.8**	**17,911**	**3.5**	**22.5**	**228.0**	**106,684**	**10.8**	**80,002**	**7.8**	**33.4**
Participaciones	(4,647)	(0.9)	(3,992)	(0.8)	(1,353)	(0.3)	16.4	243.4	(8,639)	(0.9)	(6,029)	(0.6)	43.3
Utilidad antes de Impuesto a la Renta	**54,098**	**10.9**	**43,948**	**9.0**	**16,558**	**3.3**	**23.1**	**226.7**	**98,046**	**10.0**	**73,973**	**7.2**	**32.6**
Impuesto a la Renta	(16,023)	(3.2)	(13,777)	(2.8)	(4,671)	(0.9)	16.3	243.0	(29,800)	(3.0)	(20,802)	(2.0)	43.3
Utilidad neta	**38,074**	**7.7**	**30,171**	**6.2**	**11,887**	**2.3**	**26.2**	**220.3**	**68,245**	**6.9**	**53,171**	**5.2**	**28.4**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 2

FERREYROS S.A.A.

Balance General
(En miles de nuevos soles)

	30-Jun-09	30-Jun-08	Variación %
Caja y bancos	48,535	60,217	-19.4
Cuentas por cobrar comerciales	330,564	376,436	-12.2
Cuentas por cobrar vinculadas	14,093	23,450	-39.9
Otras cuentas por cobrar	6,631	9,379	-29.3
Inventarios	635,487	479,304	32.6
Gastos pagados por anticipado	3,452	4,150	-16.8
Activo Corriente	**1,038,762**	**952,936**	9.0
Cuentas por cobrar comerciales a largo plazo	36,119	46,911	-23.0
Equipo de alquiler	266,059	226,555	17.4
Otros activos fijos	365,538	331,165	10.4
	631,597	557,720	13.2
Depreciación acumulada	(230,796)	(191,747)	20.4
Inmueble, maquinaria y equipo, neto	400,801	365,973	9.5
Inversiones	192,575	155,389	23.9
Otros activos no corrientes	21,796	26,015	-16.2
Activo no Corriente	**651,291**	**594,288**	9.6
Total Activo	**1,690,053**	**1,547,224**	9.2
Deuda de corto plazo	149,751	138,499	8.1
Otros pasivos corrientes	503,262	548,872	-8.3
Pasivo corriente	**653,013**	**687,371**	-5.0
Deuda de largo plazo	431,962	343,606	25.7
Total Pasivo	**1,084,975**	**1,030,977**	5.2
Ganancias diferidas	4,071	5,618	-27.5
Patrimonio	**601,007**	**510,629**	17.7
Total Pasivo y Patrimonio	**1,690,053**	**1,547,224**	9.2
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	30,890	18,902	
UAIDA	**144,422**	**129,521**	11.5
Ratios Financieros			
Ratio corriente	1.59	1.39	
Ratio Endeudamiento Financiero	1.45	1.48	
Ratio Endeudamiento Total	1.81	2.02	
Valor contable por acción	1.42	1.35	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

ANEXO 3

FERREYROS S.A.A

Ventas netas por area de operaciones

(En miles de nuevos soles)

	2T 09	%	1T 09	%	2T 08	%	2T 09/ 1T 09 %	2T 09/ 2T 08 %	Acumulado al 30-6-2009	%	Acumulado al 30-6-2008	%	Var %
Caterpillar:													
Gran minería	126,242	25.4	98,789	20.3	44,305	8.7	27.8	184.9	225,031	22.9	123,961	12.1	81.5
Otros	107,848	21.7	105,389	21.6	150,081	29.6	2.3	-28.1	213,238	21.7	345,240	33.8	-38.2
	234,091	47.1	204,178	41.9	194,385	38.4	14.7	20.4	438,269	44.5	469,200	46.0	-6.6
Equipos agrícolas	9,088	1.8	21,038	4.3	15,498	3.1	-56.8	-41.4	30,126	3.1	25,540	2.5	18.0
Automotriz	26,835	5.4	39,479	8.1	82,769	16.3	-32.0	-67.6	66,314	6.7	130,564	12.8	-49.2
Unidades usadas	9,135	1.8	5,619	1.2	8,586	1.7	62.6	6.4	14,754	1.5	22,206	2.2	-33.6
	279,149	**56.2**	**270,315**	**55.5**	**301,238**	**59.5**	**3.3**	**-7.3**	**549,463**	**55.8**	**647,510**	**63.4**	**-15.1**
Repuestos y servicios	198,556	40.0	202,444	41.5	197,235	38.9	-1.9	0.7	401,000	40.8	358,053	35.1	12.0
Alquileres	18,811	3.8	14,636	3.0	8,118	1.6	28.5	131.7	33,447	3.4	15,104	1.5	121.4
Total	**496,516**	**100.0**	**487,394**	**100.0**	**506,590**	**100.0**	**1.9**	**-2.0**	**983,910**	**100.0**	**1,020,666**	**100.0**	**-3.6**

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2008
Minería	59.5%
Construccion	15.9%
Gobierno	4.7%
Servicio para equipos	4.7%
Transporte	3.3%
Comercio y Servicios	2.9%
Agricultura	2.5%
Pesca	2.1%
Industria	1.0%
Hidrocarburos	0.6%
Otros	2.9%
Total	**100.0%**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 4**

Conformación del pasivo al 30 de junio del 2009
(En miles de US dólares)

	Total Pasivo	Pasivo corriente	Pasivo a largo plazo		Pasivo Financiero
			Parte corriente	Largo plazo	
Bancos	84,700	84,700	-	-	84,700
Inst. Financ. del exterior	9,884	-	1,977	7,908	9,884
Proveedores:					
Facturas por pagar Caterpillar	5,028	5,028			
Letras por pagar Caterpillar	26,702	26,702			26,702
Otros	13,567	13,567			
Bonos corporativos	88,750		17,500	71,250	88,750
Caterpillar Financial Services	94,561		30,258	64,303	94,561
Otros pasivos	37,144	37,144			
Total (US$)	**360,337**	**167,142**	**49,734**	**143,461**	**304,597**
Total (S/.)	**1,084,975**	**503,262**	**149,751**	**431,962**	**917,141**

t.c. de cierre del período: S/. 3.011

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual

DATOS GENERALES DE LA EMPRESA

RPJ :	B6001	Ingresar a 6 digitos
Ejercicio:	2009	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferre... s.a.
CPC. BERNARDO ... QUISPE
Contador Gen... 19915

FERREYROS S.A.A
Balance General
Al 30 de Junio del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

Codigo		Notas	Al 30 de Junio 2009	Al 31 de Diciembre 2008
	Activo			
	Activo Corriente			
1D0109	Efectivo y Equivalentes de efectivo		48,535	65,876
1D0114	Inversiones Financieras		0	0
1D0110	Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
1D0111	Activos Financieros Disponibles para la Venta		0	0
1D0116	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto)	2	330,564	319,654
1D0104	Otras Cuentas por Cobrar a Partes Relacionadas (neto)	3	14,093	14,697
1D0105	Otras Cuentas por Cobrar (neto)		6,631	19,125
1D0106	Existencias (neto)	4	635,487	820,642
1D0112	Activos Biológicos		0	0
1D0115	Activos no Corrientes mantenidos para la Venta		0	0
1D0107	Gastos Contratados por Anticipado		3,452	661
1D0113	Otros Activos		0	0
1D01ST	**Total Activo Corriente**		**1,038,762**	**1,240,655**
	Activo No Corriente			
1D0217	Inversiones Financieras		192,575	179,271
1D0213	Activos Financieros Disponibles para la Venta		0	0
1D0215	Activos Financieros mantenidos hasta el Vencimiento		0	0
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0214	Inversiones al Método de Participación		189,726	176,422
1D0218	Otras Inversiones Financieras		2,849	2,849
1D0201	Cuentas por Cobrar Comerciales	2	36,119	49,891
1D0202	Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
1D0203	Otras Cuentas por Cobrar		0	0
1D0209	Existencias (neto)		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto)	5	400,801	382,833
1D0206	Activos Intangibles (neto)		5,379	4,751
1D0207	Activo por Impuesto a la Renta y Participaciones Diferidos		16,417	20,533
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		0	0
1D02ST	**Total Activo No Corriente**		**651,291**	**637,279**
1D020T	**TOTAL ACTIVO**		**1,690,053**	**1,877,934**

	Notas	Al 30 de Junio 2009	Al 31 de Diciembre 2008	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		884	348	1D0306
Obligaciones Financieras		404,783	579,430	1D0309
Cuentas por Pagar Comerciales		136,391	188,448	1D0302
Otras Cuentas por Pagar a Partes Relacionadas	3	2,943	6,413	1D0303
Impuesto a la Renta y Participaciones Corrientes		18,437	11,431	1D0311
Otras Cuentas por Pagar		89,576	81,623	1D0304
Provisiones		0	0	1D0310
Pasivos mantenidos para la Venta		0	0	1D0312
Total Pasivo Corriente		**653,014**	**867,693**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		431,962	466,492	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por Pagar a Partes Relacionadas		0	0	1D0402
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0	1D0404
Otras Cuentas por Pagar		0	0	1D0408
Provisiones		0	0	1D0406
Ingresos Diferidos (netos)		4,071	6,237	1D0403
Total Pasivo No Corriente		**436,033**	**472,729**	1D04ST
Total Pasivo		**1,089,047**	**1,340,422**	1D040T
Patrimonio Neto				
Capital	8	467,190	415,449	1D0701
Acciones de Inversión	8	0	0	1D0703
Capital Adicional	8	(113)	(113)	1D0702
Resultados no Realizados	8	25,879	9,970	1D0708
Reservas Legales	8	39,805	31,761	1D0705
Otras Reservas	8	0	0	1D0706
Resultados Acumulados	8	68,245	80,445	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto		**601,006**	**537,512**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**1,690,053**	**1,877,934**	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

.a.a.
CPC ... AUCA QUISPE
Contador ... Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2009	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2009	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2008
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	12	500,071	508,040	989,096	1,022,088
2D0102	Otros Ingresos Operacionales		159	180	263	299
2D01ST	**Total de Ingresos Brutos**		**500,230**	**508,220**	**989,359**	**1,022,387**
2D0201	Costo de Ventas (Operacionales)	12	(408,910)	(397,031)	(770,964)	(825,047)
2D0202	Otros Costos Operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**(408,910)**	**(397,031)**	**(770,964)**	**(825,047)**
2D02ST	**Utilidad Bruta**		**91,320**	**111,189**	**218,395**	**197,340**
2D0302	Gastos de Ventas		(41,742)	(37,081)	(82,653)	(72,638)
2D0301	Gastos de Administración		(22,535)	(21,280)	(46,136)	(42,124)
2D0407	Ganancia (Pérdida) por Venta de Activos		0	0	0	0
2D0403	Otros Ingresos			1,560	1,785	2,370
2D0404	Otros Gastos		(489)	0	0	0
2D03ST	**Utilidad Operativa**		**26,554**	**54,388**	**91,391**	**84,948**
2D0401	Ingresos Financieros		41,161	(21,851)	47,063	15,308
2D0402	Gastos Financieros		(16,117)	(19,426)	(42,665)	(30,617)
2D0406	Participación en los Resultados de Partes Relacionadas por el Método de Participación		7,146	4,800	10,894	10,363
2D0409	Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**58,744**	**17,911**	**106,683**	**80,002**
2D0501	Participación de los trabajadores		(4,647)	(1,353)	(8,638)	(6,029)
2D0502	Impuesto a la Renta		(16,023)	(4,671)	(29,800)	(20,802)
2D0503	**Utilidad (Pérdida) Neta de Actividades Continuas**		**38,074**	**11,887**	**68,245**	**53,171**
2D0504	Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**38,074**	**11,887**	**68,245**	**53,171**
	Utilidad (Pérdida) por Acción					
2D0901	Utilidad (Pérdida) Básica por Acción Común	10	0.090	0.028	0.161	0.125
2D0902	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0904	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
	Utilidad (Pérdida) Neta de Actividades Continuas					
2D0905	Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
2D0906	Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
2D0907	Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
2D0908	Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.
CPC. BERNARDO CHAUCA
Contador General - Mat.

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2009 y 2008
(En miles de nuevos soles)

Codigo de Cuenta			Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
4D0101		**Saldos al 1ero. de enero de 2008**	335,749	0	0	15,937	19,056	0	127,051	0	**497,793**
		Ganancia (Pérdida) por valor razonable de:									
4D0108	1.	- Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**
4D0120	2.	- Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0121	3.	Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0122	4.	Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0117	5.	**Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
4D0123	6.	Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0125	7.	Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0111	8.	Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	53,171	0	**53,171**
4D0119		**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**0**	**0**	**0**	**53,171**	**0**	**53,171**
4D0102	9.	Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0103	10.	Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
4D0104	11.	Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	**(40,290)**
4D0105	12.	Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0110	13.	Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0114	14.	Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0109	15.	Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	**0**
4D0107	17.	Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0124	18.	Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0112	19.	Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,797)	12,705	0	(6,953)	0	**(45)**
4D01ST		**Saldos al 30 de Junio de 2008**	**415,557**	**0**	**0**	**10,140**	**31,761**	**0**	**53,171**	**0**	**510,629**
4D0201		**Saldos al 1ero. de enero de 2009**	415,449	0	(113)	9,970	31,761	0	80,445	0	**537,512**
		Ganancia (Pérdida) por valor razonable de:									
4D0208	1.	- Inmuebles, Maquinaria y Equipo	0	0	0	15,816	0	0	0	0	**15,816**
4D0220	2.	- Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**
4D0221	3.	Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**
4D0222	4.	Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**
4D0217	5.	**Ingresos (gastos) reconocidos directamente en Patrimonio**	**0**	**0**	**0**	**15,816**	**0**	**0**	**0**	**0**	**15,816**
4D0223	6.	Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**
4D0225	7.	Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**
4D0211	8.	Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	68,245	0	**68,245**
4D0219		**Total de ingresos y gastos reconocidos**	**0**	**0**	**0**	**15,816**	**0**	**0**	**68,245**	**0**	**84,061**
4D0202	9.	Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**
4D0203	10.	Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**
4D0204	11.	Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,772)	0	**(20,772)**
4D0205	12.	Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**
4D0210	13.	Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**
4D0214	14.	Acciones en Tesoreria	0	0	0	0	0	0	0	0	**0**
4D0209	15.	Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	**0**
4D0207	17.	Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**
4D0224	18.	Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**
4D0212	19.	Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	206	[illegible]	0	(8,045)	0	**205**
4D02ST		**Saldos al 30 de Junio de 2009**	[illegible]	**0**	**(113)**	**25,879**	[illegible]	**0**	[illegible]	**0**	**601,006**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915